UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS DISPOSAL OF MECHEL BLUESTONE

Moscow, Russia — February 18, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, has closed a deal on the disposal of Mechel Bluestone, Inc. (Delaware, USA), including its mining operations, to a company owned by the Justice family.
The deal includes:
- an immediate cash payment of $5 million
- royalty payments on coal mined and sold in an amount of $3.00 per ton
- portion of any future sale of the company and/or its assets of 12.5% of the sale price if within five years of transaction close or 10% of the sale price after year five, but before year ten.
In addition, as part of the transaction, the parties agreed to terminate all
claims against each   other, including their unresolved dispute related to the
calculation of a contingent payment obligation arising out of the 2009 transaction in which Mechel obtained the Bluestone assets from Justice.
“As part of the revised development strategy we continue disposing of non-core and non-strategic assets. With the market situation being what it is, mining at
Mechel Bluestone’s mines and open pits is not profitable. The company’s average annual net loss since 2012 was around $60 million. Selling Mechel Bluestone will not only enable us to avoid these losses, but also takes some $140 million of liabilities off the Group’s balance sheet and allows us to avoid over $160 million worth of legal risks. The sale will allow us to focus the freed cash flows on servicing the company’s debt,” Mechel OAO’s Chief Executive Officer
Oleg Korzhov commented.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221-88-88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions and litigation, including claims not yet asserted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: February 18, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO